FINANCIAL SUMMARY

(All financial information has been prepared in accordance with accounting principles generally accepted in the United States of America)

FY2013 Third Quarter

(April 1, 2012 through December 31, 2012)

English translation from the original Japanese-language document

TOYOTA MOTOR CORPORATION

FY2013 Third Quarter Consolidated Financial Results

(All financial information has been prepared in accordance with accounting principles generally accepted in the United States of America)

English translation from the original Japanese-language document

February 5, 2013

Company name	:	Toyota Motor Corporation
Stock exchanges on which the shares are listed	:	Tokyo, Osaka, Nagoya, Sapporo and Fukuoka Stock Exchanges in Japan
Code number	:	7203
URL Representative	: :	http://www.toyota.co.jp Akio Toyoda, President
Contact person	:	Tetsuya Otake, General Manager, Accounting Division Tel. (0565)28-2121
Filing date of quarterly securities report	:	February 14, 2013
Payment date of cash dividends	:	—
Supplemental materials prepared for quarterly financial results	:	yes
Earnings announcement for quarterly financial results	:	yes

(Amounts are rounded to the nearest million yen)

1.	Consolidated Results for FY2013 First Nine Months (April 1, 2012 through December 31, 2012)

(1)	Consolidated financial results (For the nine months ended December 31)

	(% of change from previous first nine months)
	Net revenues		Operating income		Income before income taxes and equity in earnings of affiliated companies		Net income attributable to Toyota Motor Corporation
	Million yen	%	Million yen	%	Million yen	%	Million yen	%
FY2013 first nine months	16,227,106	26.0	818,507	598.9	925,786	369.5	648,183	298.8
FY2012 first nine months	12,881,127	-10.2	117,111	-72.3	197,199	-62.2	162,525	-57.5

(Note)  Quarterly comprehensive income: FY2013 first nine months 986,472 million yen (— %), FY2012 first nine months -126,072 million yen (— %)

	Net income attributable to Toyota Motor Corporation per share – Basic	Net income attributable to Toyota Motor Corporation per share – Diluted
	Yen	Yen
FY2013 first nine months	204.68	204.67
FY2012 first nine months	51.83	51.83

(2)	Consolidated financial position

	Total assets	Shareholders’ equity	Toyota Motor Corporation shareholders’ equity	Ratio of Toyota Motor Corporation shareholders’ equity
	Million yen	Million yen	Million yen	%
FY2013 third quarter	32,157,040	11,815,953	11,261,783	35.0
FY2012	30,650,965	11,066,478	10,550,261	34.4

2.	Cash dividends

	Annual cash dividends per share
	End of first quarter	End of second quarter	End of third quarter	Year-end	Total
	Yen	Yen	Yen	Yen	Yen
FY2012	—	20.00	—	30.00	50.00
FY2013	—	30.00	—
FY2013 (forecast)				—	—

(Note) Revisions to the forecast of cash dividends since the latest announcement: none

3.	Forecast of consolidated results for FY2013 (April 1, 2012 through March 31, 2013)

	(% of change from FY2012)
	Net revenues		Operating income		Income before income taxes and equity in earnings of affiliated companies		Net income attributable to Toyota Motor Corporation		Net income attributable to Toyota Motor Corporation per share – Basic
	Million yen	%	Million yen	%	Million yen	%	Million yen	%	Yen
FY2013	21,800,000	17.3	1,150,000	223.4	1,290,000	198.0	860,000	203.3	271.56

(Note) Revisions to the forecast of consolidated results since the latest announcement: yes

Notes

(1)	Changes in significant subsidiaries during the current quarter
(Changes in specified subsidiaries that caused a change in the scope of consolidation): none

(2)	Simplified accounting procedures and specific accounting procedures: yes

Note: For more details, please see page 5 “Other Information”.

(3)	Changes in accounting policies

(i)	Changes by a newly issued accounting pronouncement: yes

(ii)	Changes other than (3)-(i) above: none

Note: For more details, please see page 5 “Other Information”.

(4)	Number of shares issued and outstanding (common stock)

(i)	Number of shares issued and outstanding at the end of each period (including treasury stock): FY2013 third quarter 3,447,997,492 shares, FY2012 3,447,997,492 shares

(ii)	Number of treasury stock at the end of each period: FY2013 third quarter 281,134,297 shares,
FY2012 281,187,739 shares

(iii)	Average number of shares issued and outstanding in each period: FY2013 first nine months 3,166,813,036 shares,
FY2012 first nine months 3,135,688,230 shares

Information Regarding the Quarterly Review Procedures

At the time of disclosure of this report, the procedures for review of quarterly consolidated financial statements, pursuant to the “Financial Instruments and Exchange Act” of Japan, have not been completed.

Cautionary Statement with Respect to Forward-Looking Statements, and Other Information

This report contains forward-looking statements that reflect Toyota’s forecasts for consolidated results. These forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors that may cause Toyota’s actual results, performance, achievements or financial position to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements. These factors include, but are not limited to: (i) the impact of natural calamities including the negative effect on Toyota’s vehicle production and sales; (ii) changes in economic conditions and market demand affecting, and the competitive environment in, the automotive markets in Japan, North America, Europe, Asia and other markets in which Toyota operates; (iii) fluctuations in currency exchange rates, particularly with respect to the value of the Japanese yen, the U.S. dollar, the euro, the Australian dollar, the Canadian dollar and the British pound, and interest rates fluctuations; (iv) changes in funding environment in financial markets and increased competition in the financial services industry; (v) Toyota’s ability to market and distribute effectively; (vi) Toyota’s ability to realize production efficiencies and to implement capital expenditures at the levels and times planned by management; (vii) changes in the laws, regulations and government policies in the markets in which Toyota operates that affect Toyota’s automotive operations, particularly laws, regulations and government policies relating to vehicle safety including remedial measures such as recalls, trade, environmental protection, vehicle emissions and vehicle fuel economy, as well as changes in laws, regulations and government policies that affect Toyota’s other operations, including the outcome of current and future litigation and other legal proceedings, government proceedings and investigations; (viii) political and economic instability in the markets in which Toyota operates; (ix) Toyota’s ability to timely develop and achieve market acceptance of new products that meet customer demand; (x) any damage to Toyota’s brand image; (xi) Toyota’s reliance on various suppliers for the provision of supplies; (xii) increases in prices of raw materials; (xiii) Toyota’s reliance on various digital and information technologies; and (xiv) fuel shortages or interruptions in electricity, transportation systems, labor strikes, work stoppages or other interruptions to, or difficulties in, the employment of labor in the major markets where Toyota purchases materials, components and supplies for the production of its products or where its products are produced, distributed or sold.

A discussion of these and other factors which may affect Toyota’s actual results, performance, achievements or financial position is contained in Toyota’s annual report on Form 20-F, which is on file with the United States Securities and Exchange Commission.

This report contains summarized and condensed financial information prepared in accordance with accounting principles generally accepted in the United States of America.

TOYOTA MOTOR CORPORATION    FY2013 Third Quarter Financial Summary

(All financial information has been prepared in accordance with accounting principles generally accepted in the United States of America)

TOYOTA MOTOR CORPORATION    FY2013 Third Quarter Financial Summary

(All financial information has been prepared in accordance with accounting principles generally accepted in the United States of America)

1.	Qualitative Information Concerning Consolidated Financial Results for FY2013 First Nine Months

(1) Financial Results

Consolidated vehicle unit sales in Japan and overseas increased by 1,634 thousand units, or 32.7%, to 6,629 thousand units in FY2013 first nine months (the nine months ended December 31, 2012) compared with FY2012 first nine months (the nine months ended December 31, 2011). Vehicle unit sales in Japan increased by 311 thousand units, or 22.9%, to 1,668 thousand units in FY2013 first nine months compared with FY2012 first nine months. Meanwhile, overseas vehicle unit sales also increased by 1,323 thousand units, or 36.4%, to 4,961 thousand units in FY2013 first nine months compared with FY2012 first nine months.

As for the results of operations, net revenues increased by 3,345.9 billion yen, or 26.0%, to 16,227.1 billion yen in FY2013 first nine months compared with FY2012 first nine months, and operating income increased by 701.3 billion yen, or 598.9%, to 818.5 billion yen in FY2013 first nine months compared with FY2012 first nine months. Among the factors contributing to an increase in operating income were the effects of marketing efforts of 660.0 billion yen and cost reduction efforts of 320.0 billion yen. On the other hand, factors contributing to a decrease in operating income primarily included an increase in expense and others of 240.0 billion yen, the effects of changes in exchange rates of 10.0 billion yen and other factors of 28.7 billion yen. Income before income taxes and equity in earnings of affiliated companies increased by 728.5 billion yen, or 369.5%, to 925.7 billion yen in FY2013 first nine months compared with FY2012 first nine months. Net income attributable to Toyota Motor Corporation increased by 485.6 billion yen, or 298.8%, to 648.1 billion yen in FY2013 first nine months compared with FY2012 first nine months.

(2) Segment Operating Results

(i) Automotive:

Net revenues for the automotive operations increased by 3,302.6 billion yen, or 28.2%, to 15,018.0 billion yen in FY2013 first nine months compared with FY2012 first nine months, and operating income increased by 694.6 billion yen to 541.7 billion yen in FY2013 first nine months compared with FY2012 first nine months. The increase in operating income was mainly due to increases in both production volume and vehicle unit sales and cost reduction efforts.

(ii) Financial services:

Net revenues for the financial services operations increased by 19.4 billion yen, or 2.4%, to 847.7 billion yen in FY2013 first nine months compared with FY2012 first nine months. However, operating income decreased by 10.9 billion yen, or 4.3%, to 243.5 billion yen in FY2013 first nine months compared with FY2012 first nine months. The decrease in operating income was mainly due to effects related to credit losses including provision and reversal in sales finance subsidiaries.

(iii) All other:

Net revenues for all other businesses increased by 40.1 billion yen, or 5.6%, to 758.0 billion yen in FY2013 first nine months compared with FY2012 first nine months, and operating income increased by 14.6 billion yen, or 62.9%, to 37.8 billion yen in FY2013 first nine months compared with FY2012 first nine months.

TOYOTA MOTOR CORPORATION    FY2013 Third Quarter Financial Summary

(All financial information has been prepared in accordance with accounting principles generally accepted in the United States of America)

(3) Geographic Information

(i) Japan:

Net revenues in Japan increased by 1,704.8 billion yen, or 22.2%, to 9,382.5 billion yen in FY2013 first nine months compared with FY2012 first nine months, and operating income increased by 572.9 billion yen to 266.4 billion yen in FY2013 first nine months compared with FY2012 first nine months. The increase in operating income was mainly due to increases in both production volume and vehicle unit sales and cost reduction efforts.

(ii) North America:

Net revenues in North America increased by 1,249.8 billion yen, or 37.7%, to 4,568.7 billion yen in FY2013 first nine months compared with FY2012 first nine months, and operating income increased by 13.6 billion yen, or 9.0%, to 165.4 billion yen in FY2013 first nine months compared with FY2012 first nine months. The increase in operating income was mainly due to increases in both production volume and vehicle unit sales.

(iii) Europe:

Net revenues in Europe increased by 31.9 billion yen, or 2.1%, to 1,517.9 billion yen in FY2013 first nine months compared with FY2012 first nine months, and operating income increased by 12.7 billion yen, or 149.3%, to 21.3 billion yen in FY2013 first nine months compared with FY2012 first nine months. The increase in operating income was mainly due to increases in both production volume and vehicle unit sales.

(iv) Asia:

Net revenues in Asia increased by 1,043.1 billion yen, or 46.7%, to 3,274.4 billion yen in FY2013 first nine months compared with FY2012 first nine months, and operating income increased by 115.2 billion yen, or 67.4%, to 286.3 billion yen in FY2013 first nine months compared with FY2012 first nine months. The increase in operating income was mainly due to increases in both production volume and vehicle unit sales.

(v) Other (Central and South America, Oceania and Africa):

Net revenues in other regions increased by 230.4 billion yen, or 17.9%, to 1,514.6 billion yen in FY2013 first nine months compared with FY2012 first nine months. However, operating income decreased by 4.9 billion yen, or 5.1%, to 91.0 billion yen in FY2013 first nine months compared with FY2012 first nine months.

TOYOTA MOTOR CORPORATION    FY2013 Third Quarter Financial Summary

(All financial information has been prepared in accordance with accounting principles generally accepted in the United States of America)

2.	Qualitative Information Concerning Forecast of Consolidated Financial Results for FY2013

Reflecting the current trend of foreign currency exchange rates and the upward revision of our sales plans based on our recent business performance, the current forecast of consolidated financial results for FY2013 (April 1, 2012 through March 31, 2013) is set forth below. This forecast assumes average exchange rates through the fiscal year of 81 yen per US$1 and 104 yen per 1 euro.

Forecast of consolidated results for FY2013

Net revenues	21,800.0 billion yen	(an increase of 17.3% compared with FY2012)
Operating income	1,150.0 billion yen	(an increase of 223.4% compared with FY2012)
Income before income taxes and equity in earnings of affiliated companies	1,290.0 billion yen	(an increase of 198.0% compared with FY2012)
Net income attributable to Toyota Motor Corporation	860.0 billion yen	(an increase of 203.3% compared with FY2012)

This report contains forward-looking statements that reflect Toyota’s plans and expectations. These forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors that may cause Toyota’s actual results, performance, achievements or financial position to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements. These factors include, but are not limited to: (i) the impact of natural calamities including the negative effect on Toyota’s vehicle production and sales; (ii) changes in economic conditions and market demand affecting, and the competitive environment in, the automotive markets in Japan, North America, Europe, Asia and other markets in which Toyota operates; (iii) fluctuations in currency exchange rates, particularly with respect to the value of the Japanese yen, the U.S. dollar, the euro, the Australian dollar, the Canadian dollar and the British pound, and interest rates fluctuations; (iv) changes in funding environment in financial markets and increased competition in the financial services industry; (v) Toyota’s ability to market and distribute effectively; (vi) Toyota’s ability to realize production efficiencies and to implement capital expenditures at the levels and times planned by management; (vii) changes in the laws, regulations and government policies in the markets in which Toyota operates that affect Toyota’s automotive operations, particularly laws, regulations and government policies relating to vehicle safety including remedial measures such as recalls, trade, environmental protection, vehicle emissions and vehicle fuel economy, as well as changes in laws, regulations and government policies that affect Toyota’s other operations, including the outcome of current and future litigation and other legal proceedings, government proceedings and investigations; (viii) political and economic instability in the markets in which Toyota operates; (ix) Toyota’s ability to timely develop and achieve market acceptance of new products that meet customer demand; (x) any damage to Toyota’s brand image; (xi) Toyota’s reliance on various suppliers for the provision of supplies; (xii) increases in prices of raw materials; (xiii) Toyota’s reliance on various digital and information technologies; and (xiv) fuel shortages or interruptions in electricity, transportation systems, labor strikes, work stoppages or other interruptions to, or difficulties in, the employment of labor in the major markets where Toyota purchases materials, components and supplies for the production of its products or where its products are produced, distributed or sold.

A discussion of these and other factors which may affect Toyota’s actual results, performance, achievements or financial position is contained in Toyota’s annual report on Form 20-F, which is on file with the United States Securities and Exchange Commission.

TOYOTA MOTOR CORPORATION    FY2013 Third Quarter Financial Summary

(All financial information has been prepared in accordance with accounting principles generally accepted in the United States of America)

3.	Other Information

(1) Changes in significant subsidiaries during the current period

(Changes in specified subsidiaries that caused a change in the scope of consolidation)

None

(2) Simplified accounting procedures and accounting procedures specific to quarterly consolidated financial statements

Provision for income taxes

The provision for income taxes is computed by multiplying income before income taxes and equity in earnings of affiliated companies by estimated annual effective tax rates. These estimated effective tax rates reflect anticipated investment tax credits, foreign tax credits and other items including changes in valuation allowances, that are expected to affect estimated effective tax rates.

(3) Changes in accounting principles, procedures, and disclosures for quarterly consolidated financial statements

In June 2011, the Financial Accounting Standards Board (“FASB”) issued updated guidance on the presentation of comprehensive income. This guidance requires to present the total of comprehensive income, the components of net income, and the components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements. Toyota and its consolidated subsidiaries (“Toyota”) adopted this guidance from the interim period within the fiscal year, begun after December 15, 2011. The adoption of this guidance did not have a material impact on Toyota’s quarterly consolidated financial statements.

TOYOTA MOTOR CORPORATION    FY2013 Third Quarter Financial Summary

(All financial information has been prepared in accordance with accounting principles generally accepted in the United States of America)

4.	Consolidated Production and Sales

(1) Production

		(Units)
Business segment		FY2012 first nine months (April 1, 2011 through December 31, 2011)	FY2013 first nine months (April 1, 2012 through December 31, 2012)	Increase (Decrease)
Automotive	Japan	2,675,230	3,151,099	475,869
	North America	831,423	1,240,039	408,616
	Europe	262,816	266,756	3,940
	Asia	964,540	1,435,555	471,015
	Other	291,740	334,512	42,772

	Total	5,025,749	6,427,961	1,402,212

Other	Housing	4,024	4,016	(8)

Business segment		FY2012 third quarter (October 1, 2011 through December 31, 2011)	FY2013 third quarter (October 1, 2012 through December 31, 2012)	Increase (Decrease)
Automotive	Japan	1,104,352	945,417	(158,935)
	North America	366,814	398,431	31,617
	Europe	108,614	86,861	(21,753)
	Asia	274,006	487,321	213,315
	Other	98,278	109,264	10,986

	Total	1,952,064	2,027,294	75,230

Other	Housing	1,489	1,579	90

Note:	1 Production in “Automotive” indicates production units of vehicles (new).
2 “Other” in “Automotive” consists of Central and South America, Oceania and Africa.

(2) Sales (by destination)

		(Units)
Business segment		FY2012 first nine months (April 1, 2011 through December 31, 2011)	FY2013 first nine months (April 1, 2012 through December 31, 2012)	Increase (Decrease)
Automotive	Japan	1,357,413	1,667,977	310,564
	North America	1,268,863	1,865,450	596,587
	Europe	579,226	602,591	23,365
	Asia	894,298	1,267,933	373,635
	Other	895,833	1,225,531	329,698

	Total	4,995,633	6,629,482	1,633,849

Other	Housing	3,877	3,909	32

Business segment		FY2012 third quarter (October 1, 2011 through December 31, 2011)	FY2013 third quarter (October 1, 2012 through December 31, 2012)	Increase (Decrease)
Automotive	Japan	560,350	476,047	(84,303)
	North America	579,559	604,722	25,163
	Europe	218,104	190,425	(27,679)
	Asia	279,110	428,068	148,958
	Other	331,604	414,034	82,430

	Total	1,968,727	2,113,296	144,569

Other	Housing	1,436	1,485	49

Note:	1 Sales in “Automotive” indicates sales units of vehicles (new).
2 “Other” in “Automotive” consists of Central and South America, Oceania, Africa and the Middle East, etc.

TOYOTA MOTOR CORPORATION    FY2013 Third Quarter Financial Summary

(All financial information has been prepared in accordance with accounting principles generally accepted in the United States of America)

5.	Quarterly Consolidated Financial Statements

(1) Quarterly Consolidated Balance Sheets

	(Amount: million yen)
	FY2012 (March 31, 2012)	FY2013 third quarter (December 31, 2012)	Increase (Decrease)
Assets
Current assets:
Cash and cash equivalents	1,679,200	1,241,499	(437,701)
Time deposits	80,301	124,090	43,789
Marketable securities	1,181,070	1,404,085	223,015
Trade accounts and notes receivable, less allowance for doubtful accounts	1,999,827	1,568,066	(431,761)
Finance receivables, net	4,114,897	4,725,232	610,335
Other receivables	408,547	338,587	(69,960)
Inventories	1,622,282	1,623,827	1,545
Deferred income taxes	718,687	681,810	(36,877)
Prepaid expenses and other current assets	516,378	546,363	29,985

Total current assets	12,321,189	12,253,559	(67,630)

Noncurrent finance receivables, net	5,602,462	6,315,750	713,288
Investments and other assets:
Marketable securities and other securities investments	4,053,572	4,673,940	620,368
Affiliated companies	1,920,987	1,995,755	74,768
Employees receivables	56,524	57,305	781
Other	460,851	459,515	(1,336)

Total investments and other assets	6,491,934	7,186,515	694,581

Property, plant and equipment:
Land	1,243,261	1,274,156	30,895
Buildings	3,660,912	3,750,410	89,498
Machinery and equipment	9,094,399	9,340,083	245,684
Vehicles and equipment on operating leases	2,575,353	2,786,756	211,403
Construction in progress	275,357	274,785	(572)

Total property, plant and equipment, at cost	16,849,282	17,426,190	576,908

Less – Accumulated depreciation	(10,613,902)	(11,024,974)	(411,072)

Total property, plant and equipment, net	6,235,380	6,401,216	165,836

Total assets	30,650,965	32,157,040	1,506,075

TOYOTA MOTOR CORPORATION    FY2013 Third Quarter Financial Summary

(All financial information has been prepared in accordance with accounting principles generally accepted in the United States of America)

	(Amount: million yen)
	FY2012 (March 31, 2012)	FY2013 third quarter (December 31, 2012)	Increase (Decrease)
Liabilities
Current liabilities:
Short-term borrowings	3,450,649	4,043,692	593,043
Current portion of long-term debt	2,512,620	2,429,631	(82,989)
Accounts payable	2,242,583	1,711,542	(531,041)
Other payables	629,093	590,429	(38,664)
Accrued expenses	1,828,523	1,843,301	14,778
Income taxes payable	133,778	184,206	50,428
Other current liabilities	984,328	1,078,748	94,420

Total current liabilities	11,781,574	11,881,549	99,975

Long-term liabilities:
Long-term debt	6,042,277	6,423,604	381,327
Accrued pension and severance costs	708,402	729,405	21,003
Deferred income taxes	908,883	1,030,194	121,311
Other long-term liabilities	143,351	276,335	132,984

Total long-term liabilities	7,802,913	8,459,538	656,625

Total liabilities	19,584,487	20,341,087	756,600

Shareholders’ equity
Toyota Motor Corporation shareholders’ equity:
Common stock, no par value, authorized: 10,000,000,000 shares at March 31, 2012 and December 31, 2012 issued: 3,447,997,492 shares at March 31, 2012 and December 31, 2012	397,050	397,050	—
Additional paid-in capital	550,650	551,471	821
Retained earnings	11,917,074	12,375,236	458,162
Accumulated other comprehensive income (loss)	(1,178,833)	(926,525)	252,308
Treasury stock, at cost, 281,187,739 shares at March 31, 2012 and 281,134,297 shares at December 31, 2012	(1,135,680)	(1,135,449)	231

Total Toyota Motor Corporation shareholders’ equity	10,550,261	11,261,783	711,522

Noncontrolling interests	516,217	554,170	37,953

Total shareholders’ equity	11,066,478	11,815,953	749,475

Commitments and contingencies

Total liabilities and shareholders’ equity	30,650,965	32,157,040	1,506,075

TOYOTA MOTOR CORPORATION    FY2013 Third Quarter Financial Summary

(All financial information has been prepared in accordance with accounting principles generally accepted in the United States of America)

(2) Quarterly Consolidated Statements of Income and Quarterly Consolidated Statements of Comprehensive Income

First nine months ended December 31

Quarterly Consolidated Statements of Income

	(Amount: million yen)
	FY2012 first nine months (Nine months ended December 31, 2011)	FY2013 first nine months (Nine months ended December 31, 2012)	Increase (Decrease)
Net revenues:
Sales of products	12,074,816	15,400,712	3,325,896
Financing operations	806,311	826,394	20,083

Total net revenues	12,881,127	16,227,106	3,345,979

Costs and expenses:
Cost of products sold	11,009,935	13,420,793	2,410,858
Cost of financing operations	433,742	427,598	(6,144)
Selling, general and administrative	1,320,339	1,560,208	239,869

Total costs and expenses	12,764,016	15,408,599	2,644,583

Operating income	117,111	818,507	701,396

Other income (expense):
Interest and dividend income	79,719	84,426	4,707
Interest expense	(14,830)	(18,985)	(4,155)
Foreign exchange gain, net	1,074	13,366	12,292
Other income, net	14,125	28,472	14,347

Total other income (expense)	80,088	107,279	27,191

Income before income taxes and equity in earnings of affiliated companies	197,199	925,786	728,587

Provision for income taxes	124,325	378,199	253,874
Equity in earnings of affiliated companies	135,182	182,044	46,862

Net income	208,056	729,631	521,575

Less: Net income attributable to noncontrolling interests	(45,531)	(81,448)	(35,917)

Net income attributable to Toyota Motor Corporation	162,525	648,183	485,658

	(Amount: yen)
Net income attributable to Toyota Motor Corporation per share
Basic	51.83	204.68	152.85
Diluted	51.83	204.67	152.84

TOYOTA MOTOR CORPORATION    FY2013 Third Quarter Financial Summary

(All financial information has been prepared in accordance with accounting principles generally accepted in the United States of America)

Quarterly Consolidated Statements of Comprehensive Income
	(Amount: million yen)
	FY2012 first nine months (Nine months ended December 31, 2011)	FY2013 first nine months (Nine months ended December 31, 2012)	Increase (Decrease)
Net income	208,056	729,631	521,575
Other comprehensive income (loss), net of tax
Foreign currency translation adjustments	(307,308)	121,442	428,750
Unrealized gains (losses) on securities, net of reclassification adjustments	(30,088)	127,053	157,141
Pension liability adjustments	3,268	8,346	5,078

Total other comprehensive income (loss)	(334,128)	256,841	590,969

Comprehensive income (loss)	(126,072)	986,472	1,112,544

Less: Comprehensive income attributable to noncontrolling interests	(24,824)	(85,981)	(61,157)

Comprehensive income (loss) attributable to Toyota Motor Corporation	(150,896)	900,491	1,051,387

TOYOTA MOTOR CORPORATION    FY2013 Third Quarter Financial Summary

(All financial information has been prepared in accordance with accounting principles generally accepted in the United States of America)

Third quarter for the three months ended December 31

Quarterly Consolidated Statements of Income

	(Amount: million yen)
	FY2012 third quarter (Three months ended December 31, 2011)	FY2013 third quarter (Three months ended December 31, 2012)	Increase (Decrease)
Net revenues:
Sales of products	4,601,657	5,024,823	423,166
Financing operations	263,548	293,929	30,381

Total net revenues	4,865,205	5,318,752	453,547

Costs and expenses:
Cost of products sold	4,126,047	4,435,517	309,470
Cost of financing operations	128,588	162,539	33,951
Selling, general and administrative	460,886	595,939	135,053

Total costs and expenses	4,715,521	5,193,995	478,474

Operating income	149,684	124,757	(24,927)

Other income (expense):
Interest and dividend income	29,111	29,937	826
Interest expense	(3,047)	(6,190)	(3,143)
Foreign exchange gain (loss), net	14,948	(13,662)	(28,610)
Other income, net	7,906	(3,593)	(11,499)

Total other income (expense)	48,918	6,492	(42,426)

Quarterly income before income taxes and equity in earnings of affiliated companies	198,602	131,249	(67,353)

Provision for income taxes	152,535	67,353	(85,182)
Equity in earnings of affiliated companies	55,656	58,187	2,531

Quarterly net income	101,723	122,083	20,360

Less: Quarterly net income attributable to noncontrolling interests	(20,779)	(22,169)	(1,390)

Quarterly net income attributable to Toyota Motor Corporation	80,944	99,914	18,970

	(Amount: yen)
Quarterly net income attributable to Toyota Motor Corporation per share
Basic	25.81	31.55	5.74
Diluted	25.81	31.55	5.74

TOYOTA MOTOR CORPORATION    FY2013 Third Quarter Financial Summary

(All financial information has been prepared in accordance with accounting principles generally accepted in the United States of America)

Quarterly Consolidated Statements of Comprehensive Income

	(Amount: million yen)
	FY2012 third quarter (Three months ended December 31, 2011)	FY2013 third quarter (Three months ended December 31, 2012)	Increase (Decrease)
Quarterly net income	101,723	122,083	20,360
Other comprehensive income (loss), net of tax
Foreign currency translation adjustments	(4,471)	337,702	342,173
Unrealized gains (losses) on securities, net of reclassification adjustments	(9,836)	195,795	205,631
Pension liability adjustments	709	5,652	4,943

Total other comprehensive income (loss)	(13,598)	539,149	552,747

Quarterly comprehensive income	88,125	661,232	573,107

Less: Quarterly comprehensive income attributable to noncontrolling interests	(18,140)	(44,708)	(26,568)

Quarterly comprehensive income attributable to Toyota Motor Corporation	69,985	616,524	546,539

TOYOTA MOTOR CORPORATION    FY2013 Third Quarter Financial Summary

(All financial information has been prepared in accordance with accounting principles generally accepted in the United States of America)

(3) Quarterly Consolidated Statements of Cash Flows

	(Amount: million yen)
	FY2012 first nine months (Nine months ended December 31, 2011)	FY2013 first nine months (Nine months ended December 31, 2012)
Cash flows from operating activities:
Net income	208,056	729,631
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation	791,835	798,913
Provision for doubtful accounts and credit losses	(1,313)	15,786
Pension and severance costs, less payments	4,655	11,349
Losses on disposal of fixed assets	20,698	26,079
Unrealized losses on available-for-sale securities, net	3,706	2,074
Deferred income taxes	29,468	46,108
Equity in earnings of affiliated companies	(135,182)	(182,044)
Changes in operating assets and liabilities, and other	(151,230)	298,328

Net cash provided by operating activities	770,693	1,746,224

Cash flows from investing activities:
Additions to finance receivables	(6,177,455)	(7,345,914)
Collection of and proceeds from sales of finance receivables	5,970,145	6,564,843
Additions to fixed assets excluding equipment leased to others	(463,187)	(568,534)
Additions to equipment leased to others	(555,203)	(774,067)
Proceeds from sales of fixed assets excluding equipment leased to others	21,341	23,795
Proceeds from sales of equipment leased to others	334,115	364,631
Purchases of marketable securities and security investments	(2,424,890)	(2,588,128)
Proceeds from sales of and maturity of marketable securities and security investments	2,195,803	1,989,494
Changes in investments and other assets, and other	15,403	(19,090)

Net cash used in investing activities	(1,083,928)	(2,352,970)

Cash flows from financing activities:
Proceeds from issuance of long-term debt	1,422,742	2,033,503
Payments of long-term debt	(1,891,213)	(2,064,900)
Increase in short-term borrowings	548,278	411,335
Dividends paid	(156,785)	(190,008)
Purchase of common stock, and other	(32,361)	(44,229)

Net cash provided by (used in) financing activities	(109,339)	145,701

Effect of exchange rate changes on cash and cash equivalents	(124,557)	23,344

Net decrease in cash and cash equivalents	(547,131)	(437,701)

Cash and cash equivalents at beginning of period	2,080,709	1,679,200

Cash and cash equivalents at end of period	1,533,578	1,241,499

Note:

In the Quarterly Consolidated Statements of Cash Flows, cash and cash equivalents include cash on hand, bank deposits that can be withdrawn at any time and short-term investments that can be converted into cash at any time and carry minimal risk of change in value.

(4) Going Concern Assumption

None

TOYOTA MOTOR CORPORATION    FY2013 Third Quarter Financial Summary

(All financial information has been prepared in accordance with accounting principles generally accepted in the United States of America)

(5) Segment Information

(i) Segment operating results

FY2012 first nine months (Nine months ended December 31, 2011)

	(Amount: million yen)
	Automotive	Financial Services	All Other	Inter-segment Elimination	Consolidated
Net revenues:
Sales to external customers	11,696,038	806,311	378,778	—	12,881,127
Inter-segment sales and transfers	19,425	21,986	339,069	(380,480)	—

Total	11,715,463	828,297	717,847	(380,480)	12,881,127
Operating expenses	11,868,302	573,788	694,592	(372,666)	12,764,016

Operating income (loss)	(152,839)	254,509	23,255	(7,814)	117,111

FY2013 first nine months (Nine months ended December 31, 2012)
	(Amount: million yen)
	Automotive	Financial Services	All Other	Inter-segment Elimination	Consolidated
Net revenues:
Sales to external customers	14,988,873	826,394	411,839	—	16,227,106
Inter-segment sales and transfers	29,215	21,385	346,200	(396,800)	—

Total	15,018,088	847,779	758,039	(396,800)	16,227,106
Operating expenses	14,476,303	604,225	720,159	(392,088)	15,408,599

Operating income	541,785	243,554	37,880	(4,712)	818,507

FY2012 third quarter (Three months ended December 31, 2011)
	(Amount: million yen)
	Automotive	Financial Services	All Other	Inter-segment Elimination	Consolidated
Net revenues:
Sales to external customers	4,464,150	263,548	137,507	—	4,865,205
Inter-segment sales and transfers	7,311	7,930	134,657	(149,898)	—

Total	4,471,461	271,478	272,164	(149,898)	4,865,205
Operating expenses	4,414,290	187,974	256,896	(143,639)	4,715,521

Operating income	57,171	83,504	15,268	(6,259)	149,684

FY2013 third quarter (Three months ended December 31, 2012)
	(Amount: million yen)
	Automotive	Financial Services	All Other	Inter-segment Elimination	Consolidated
Net revenues:
Sales to external customers	4,879,235	293,929	145,588	—	5,318,752
Inter-segment sales and transfers	9,999	7,382	116,506	(133,887)	—

Total	4,889,234	301,311	262,094	(133,887)	5,318,752
Operating expenses	4,845,510	232,263	246,673	(130,451)	5,193,995

Operating income	43,724	69,048	15,421	(3,436)	124,757

TOYOTA MOTOR CORPORATION    FY2013 Third Quarter Financial Summary

(All financial information has been prepared in accordance with accounting principles generally accepted in the United States of America)

(ii) Geographic Information

FY2012 first nine months (Nine months ended December 31, 2011)

	(Amount: million yen)
	Japan	North America	Europe	Asia	Other	Inter-segment Elimination	Consolidated
Net revenues:
Sales to external customers	4,929,968	3,251,192	1,431,512	2,086,012	1,182,443	—	12,881,127
Inter-segment sales and transfers	2,747,728	67,711	54,576	145,360	101,775	(3,117,150)	—

Total	7,677,696	3,318,903	1,486,088	2,231,372	1,284,218	(3,117,150)	12,881,127
Operating expenses	7,984,156	3,167,026	1,477,540	2,060,350	1,188,254	(3,113,310)	12,764,016

Operating income (loss)	(306,460)	151,877	8,548	171,022	95,964	(3,840)	117,111

FY2013 first nine months (Nine months ended December 31, 2012)

	(Amount: million yen)
	Japan	North America	Europe	Asia	Other	Inter-segment Elimination	Consolidated
Net revenues:
Sales to external customers	5,813,559	4,492,921	1,462,412	3,061,504	1,396,710	—	16,227,106
Inter-segment sales and transfers	3,568,958	75,831	55,584	212,985	117,980	(4,031,338)	—

Total	9,382,517	4,568,752	1,517,996	3,274,489	1,514,690	(4,031,338)	16,227,106
Operating expenses	9,116,022	4,403,261	1,496,688	2,988,181	1,423,645	(4,019,198)	15,408,599

Operating income	266,495	165,491	21,308	286,308	91,045	(12,140)	818,507

Note: “Other” consists of Central and South America, Oceania and Africa.

FY2012 third quarter (Three months ended December 31, 2011)

	(Amount: million yen)
	Japan	North America	Europe	Asia	Other	Inter-segment Elimination	Consolidated
Net revenues:
Sales to external customers	1,925,799	1,353,327	500,044	658,321	427,714	—	4,865,205
Inter-segment sales and transfers	1,098,364	26,203	26,956	45,863	32,459	(1,229,845)	—

Total	3,024,163	1,379,530	527,000	704,184	460,173	(1,229,845)	4,865,205
Operating expenses	3,054,710	1,289,196	516,525	663,701	422,278	(1,230,889)	4,715,521

Operating income (loss)	(30,547)	90,334	10,475	40,483	37,895	1,044	149,684

FY2013 third quarter (Three months ended December 31, 2012)

	(Amount: million yen)
	Japan	North America	Europe	Asia	Other	Inter-segment Elimination	Consolidated
Net revenues:
Sales to external customers	1,765,672	1,510,486	494,529	1,047,203	500,862	—	5,318,752
Inter-segment sales and transfers	1,210,589	14,530	13,860	65,378	29,473	(1,333,830)	—

Total	2,976,261	1,525,016	508,389	1,112,581	530,335	(1,333,830)	5,318,752
Operating expenses	2,960,596	1,542,136	499,136	1,020,798	497,998	(1,326,669)	5,193,995

Operating income (loss)	15,665	(17,120)	9,253	91,783	32,337	(7,161)	124,757

Note: “Other” consists of Central and South America, Oceania and Africa.

TOYOTA MOTOR CORPORATION    FY2013 Third Quarter Financial Summary

(All financial information has been prepared in accordance with accounting principles generally accepted in the United States of America)

(6) Significant Changes in Shareholders’ Equity

None